As filed with the Securities and Exchange Commission on July 15, 2008
================================================================================
                                                           Registration No. 333-
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts
                             _______________________

                        CHINA DISTANCE EDUCATION HOLDINGS
                   LIMITED (Exact name of issuer of deposited
                     securities as specified in its charter)
                                       N/A
                   (Translation of issuer's name into English)
                                 Cayman Islands
            (Jurisdiction of incorporation or organization of issuer)
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)
                                 60 Wall Street
                              New York, N.Y. 10005
                                 (212) 250-9100
         (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
                             ______________________
                              CT Corporation System
                                111 Eighth Avenue
                              New York, N.Y. 10011
                                 (212) 590-9200

       (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

Francis Fitzherbert-Brockholes, Esq.            David J. Roberts, Esq.                David J. Johnson, Jr., Esq.
          White & Case LLP                      O'Melveny & Myers LLP                    O'Melveny & Myers LLP
         5 Old Broad Street            37th Floor, Yin Tai Center Office Tower   1999 Avenue of the Starts, 7th Floor
          London EC2N 1DW                     No. 2 Jianguomenwai Avenue                 Los Angeles, CA 90067
           United Kingdom                       Beijing, 100022, China                       United States
          +44-20-7532-1000                         +86-10-6563-4209                         +1-310-246-6816


         It is proposed that this filing become effective under Rule 466
                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)
         If a separate registration statement has been filed to register the deposited shares, check the following box. [X]

                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------
                                                                 Proposed                   Proposed             Amount of
      Title of each class             Amount to be       maximum aggregate price       maximum aggregate       registration
 of Securities to be registered        registered              per unit (1)            offering price (2)           fee
----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares            100,000,000                 $0.05                  $5,000,000.00            $196.50
evidenced by American                 American Depositary
Depositary Receipts, each             Shares
American Depositary Share
representing four ordinary
shares, par value $0.0001 each,
of China Distance Education
Holdings Limited
----------------------------------------------------------------------------------------------------------------------------
(1)    For the purpose of this table only the term "unit" is defined as one American Depositary Share.
(2)    Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of
       American Depositary Shares.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

     This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.
                            _______________________

     The prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to this registration statement, which form of American Depositary Receipt is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS


Item - 1.          Description of Securities to be Registered

                              Cross Reference Sheet

                                                                           Location in Form of Receipt
Item Number and Caption                                                    Filed Herewith as Prospectus
-----------------------                                                    ----------------------------
1.   Name and address of depositary                                        Face of American Depositary Receipt,
                                                                           introductory paragraph

2.   Title of American Depositary Receipts and identity of                 Face of American Depositary
     deposited securities                                                  Receipt, top center

     Terms of Deposit:

     (i)     The amount of deposited securities represented                Face of American Depositary
             by one unit of American Depositary Receipts                   Receipt, upper right corner

     (ii)    The procedure for  voting, if any, the                        Article 15
             deposited securities

     (iii)   The procedure for collection and distribution                 Articles 2, 4, 9, 13 and 21
             of dividends

     (iv)    The procedure for transmission of notices,                    Articles 12, 15 and 21
             reports and proxy soliciting material

     (v)     The procedure for sale or exercise of rights                  Articles 2, 6, 9, 13 and 21

     (vi)    The procedure for deposit or sale of                          Articles 3, 4, 6, 8, 9, 13 and 16
             securities resulting from dividends, splits or plans
             of reorganization

     (vii)   The procedure for amendment, extension or                     Articles 19, 20 and 21
             termination of the deposit agreement

     (viii)  The procedure for rights of holders of                        Article 12
             Receipts to inspect the transfer books of the
             depositary and the list of holders of Receipts

     (ix)    Restrictions upon the right to deposit or                     Articles 2, 4, 6 and 22
             withdraw the underlying securities

     (x)     Limitation upon the liability of the depositary               Article 10, 17 and 18

3.   Fees and Charges                                                      Article 9

Item - 2.                           Available Information

         Public Reports furnished by issuer                                Article 12

China Distance Education Holdings Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the Depositary.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item - 3.             Exhibits

          (a) Form of Deposit Agreement among China Distance Education Holdings Limited (the "Company"), Deutsche Bank Trust Company Americas, as depositary (the "Depositary"), and the Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt. - Filed herewith as Exhibit (a).

          (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - Not Applicable.

          (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

          (d) Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

          (e)  Certification under Rule 466. - Not Applicable.

          (f) Powers of attorney for certain officers and directors of the Company. Set forth on the signature page hereto.

Item - 4.                           Undertakings

          (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

          (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Deutsche Bank Trust Company Americas certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on July 15, 2008.


                                            Legal entity created by the
                                            form of Deposit Agreement
                                            for the issuance of
                                            American Depositary
                                            Receipts for ordinary
                                            shares, par value $0.0001
                                            per share, of China
                                            Distance Education Holdings
                                            Limited


                                            DEUTSCHE BANK TRUST COMPANY
                                            AMERICAS, AS DEPOSITARY

                                            By:      /s/ Chris Konopelko
                                                    ---------------------------
                                            Name:   Chris Konopelko
                                            Title:  Vice President


                                            By:      /s/ James Kelly
                                                    ---------------------------
                                            Name:   James Kelly
                                            Title:  Vice President

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, the People's Republic of China, on July 15, 2008.






                                             CHINA DISTANCE EDUCATION HOLDINGS
                                             LIMITED


                                             By:      /s/ Ping Wei
                                                     ---------------------------
                                             Name:   Ping Wei
                                             Title:  Chief Financial Officer




                                POWER OF ATTORNEY



     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Zhengdong Zhu and Ping Wei, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and to file or cause to be filed the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, his or her full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue of this Power of Attorney.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on July 15, 2008.

               Signature                                 Title
               ---------                                 -----



 /s/ Zhengdong Zhu
----------------------------------        Chairman of the Board of Directors and
Zhengdong Zhu                                    Chief Executive Officer



 /s/ Baohong Yin
----------------------------------            Director and Deputy Chairman
Baohong Yin



 /s/ Hongfeng Sun
----------------------------------        Director and Senior Vice President
Hongfeng Sun



 /s/ Yanping Chang
----------------------------------                     Director
Yanping Chang



 /s/ Jianming Shi
----------------------------------                     Director
Jianming Shi



 /s/ Ruirong Yang
----------------------------------                     Director
Ruirong Yang



 /s/ Xiaoshu Chen
----------------------------------                     Director
Xiaoshu Chen

               Signature                                 Title
               ---------                                 -----



 /s/ Liankui Hu
----------------------------------                     Director
Liankui Hu



 /s/ Ping Wei
----------------------------------             Chief Financial Officer
Ping Wei



 /s/ Winghong Chan
----------------------------------                    Controller
Winghong Chan

           SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES


     Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of China Distance Education Holdings Limited has signed this registration statement or amendment thereto in the City of Newark, Delaware, on July 15, 2008.


                                    AUTHORIZED U.S. REPRESENTATIVE

                                    By:      /s/ Donald J. Puglisi
                                            ---------------------------
                                    Name:   Donald J. Puglisi
                                    Title:  Puglisi & Associates, Managing
                                            Director

                                INDEX TO EXHIBITS


Exhibit
Number            Exhibit
-------           -------

  (a)            Form of Deposit Agreement.

  (d) Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered.